Mail Stop 3561

August 2, 2007

Mr. Jeffrey Reimer
Chief Financial Officer
20525 Nordhoff Street, Suite 200
Chatsworth, California 91311

> **Re:** **Image Entertainment, Inc.**
> **Schedule 14A**
> **Filed July 25, 2007**
> **File No. 000-11071**

Dear Mr. Reimer:

We have reviewed your filing solely for the issue identified below and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

<u>Schedule 14A filed on July 25, 2007</u>

1. We note from your disclosure on page 54 and elsewhere in your Proxy statement as filed on Schedule 14A, that in connection with the amended merger agreement, Image stockholders will receive the same aggregate cash consideration but also will retain a minimum of 5% and a maximum of 9% of their common shares in Image. In light of the fact that Image will continue to be a public reporting company, and it appears that BTP will acquire at least 91% and a maximum of 95% of Image, you need to consider the guidance in SAB Topic 5J as to whether push down accounting is needed in Image's financial statements at the time of the

merger transaction. SAB Topic 5J states that push down accounting should be performed in purchase transactions that result in an entity becoming substantially wholly owned. It is Staff position that we will not object to the application of push down accounting if the parent acquires 80 to 95% of a subsidiary, however push down accounting is <u>required</u> at the 95% and above level, unless the entity has outstanding public debt. It appears that because there is a minimum of 5% of shares that would be retained by Image stockholders, it is possible that BTP could acquire 95% of Image, and therefore push down accounting would be required to be reflected in the financial statements of Image.

Please amend your Proxy statement as filed on Schedule 14A to include a section which discusses the effects on your financial statements if push down accounting is elected or required as a result of this merger transaction. In light of the fact that you may be required to apply push down accounting, based on the ownership percentage acquired by BTP, we believe that you should also include pro forma financial statements meeting the requirements of Article 11 of Regulation SX in your amended Proxy statement. These pro forma financial statements should reflect the adjustments of push down accounting applied to your most recent financial statements under the assumption that BTP acquires 95% of Image. The notes to your pro forma financial statements should provide details of the allocation of the purchase price and disclose the nature of any intangible assets and their assigned useful lives. The notes should also discuss how you determined or calculated the amounts allocated to the intangible assets and why you believe the assigned useful lives are appropriate based on the nature of the asset. For guidance see the disclosures required by paragraph 51 of SFAS No. 141. However, if you will elect to apply push down accounting even if BTP acquires less than 95% of Image, you should also provide as a note to the pro forma financial statements, a sensitivity analysis showing the impact on your financial statements (i.e., impact on net income and net assets acquired) at both the lowest level (91%) and highest level (95%) of ownership that could be obtained by BTP. If you <u>do not</u> intend to apply push down accounting if BTP acquires less than 95% of Image, you should disclose in a note to the pro forma financial statements that you do not intend to elect push down accounting if BTP acquires less than 95% of Image and state that if less than 95% of Image is acquired by BTP there will be no effect on the financial statements as a result of merger transaction.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant